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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                             SEC FILE NUMBER
                                                                 0-22802

                                                              CUSIP NUMBERS
                                                               100578 10 3
                                                               100578 AA 1
                                                               100578 AB 9
                                                               100578 AC 7

[X] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F [ ] Form 10-Q and
[ ] Form N-SAR                                                  Form 10-QSB

    For Period Ended:      December 27, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     ---------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.....................

                        Part I--Registrant Information.

Full Name of Registrant:  BOSTON CHICKEN, INC.
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Former Name if Applicable:  Not Applicable
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Address of Principal Executive Office:

                           14123 Denver West Parkway
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                              (Street and Number)

                         Golden, Colorado  80401-4026
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                          (City, State and Zip Code)
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                       Part II--Rules 12b-25 (b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III--Narrative

   State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed):

                                See Attachment A
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                           Part IV--Other Information

   (1) Name and telephone number of person to contact in regard to this notification:

        Amy S. Powers, Vice President          (303)           216-5772
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                   (Name)                    (Area Code)  (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]  Yes  [ ]  No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]  Yes  [ ]  No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attachment B
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                               BOSTON CHICKEN, INC.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 26, 1999    By: /s/Lawrence E. White
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                              Lawrence E. White
                              Executive Vice President and
                              Chief Financial Officer

INSTRUCTION: The form must be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                       2
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                                  Attachment A
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   The following information is also contained in the Company's Current Report on Form 8-K filed on March 26, 1999.

     In the course of performing the 1998 year-end financial audit, management of the Company has determined it will be necessary to re-audit and restate 1997 fiscal year-end financial statements. PricewaterhouseCoopers, LLP ("PWC"), the Company's recently appointed independent auditors, had advised the Company that, absent sufficient competent evidential matter to support both the appropriateness of certain accounting methods and principles and the reasonableness of certain assumptions used by prior management in reporting certain estimates, PWC would likely be unable to opine on the Company's fiscal 1998 financial statements. While the Company's present management recognizes that such information and evidence was scrutinized by prior management and by the Company's former independent auditors, it has been unable to provide PWC sufficient information and evidence to permit PWC to opine on the Company's fiscal 1998 financial statements. Therefore, the Company must revise and restate 1997 fiscal year-end financial results based on information presently available to it, which will also result in restatements of interim period financial reports for fiscal 1998. The Company believes that any restatement of historical financial results will have no direct impact on its cash and liquidity positions, its debtor-in-possession credit facility or on current operations. None of the restatements are related to, or impact, the financial results of Einstein/Noah Bagel Corp., a majority-owned subsidiary of the Company.

     The Company expects to file amended reports on Form 10-Q for the quarterly periods ended April 19, 1998, July 12, 1998 and October 4, 1998. The amended reports are expected to contain restated financial statements and revised management's discussion and analysis reflecting, among other things, a substantial material increase in area developer loan loss reserves recognized in 1997. The Company is currently reviewing and evaluating the Company's historical accounting policies and practices, which could result in additional material adjustments to 1997 year-end and 1998 interim net losses. The Company is unable to determine at this time whether its review and evaluation of historical accounting policies and practices will result in revisions to additional historical financial statements. The examination and evaluation of matters relating to both current period and prior period financial statements will not be completed prior to March 29, 1999, the date on which the Company is required to file its Annual Report on Form 10-K for the fiscal year ended December 27, 1998 and the Company is currently unable to estimate the date on which the applicable filings will be made.

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                                  Attachment B
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   As discussed in the Company's Current Report on Form 8-K dated March 26,
1999, the Company will re-audit and restate its 1997 year-end and 1998 interim financial statements and expects substantial material adjustments to be made to previously reported financial statements. The Company expects its year-end 1998 results to reflect a net loss, which will include charges for Boston Market store closings and impairments, restructuring the Company's 1996 master lease facility and the write-off of certain assets of Progressive Food Concepts, Inc., a wholly owned subsidiary of the Company.